July 26, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Attention:	Anuja A. Majmudar

Re:	International Media Acquisition Corp. (the “Company”) Registration Statement on Form S-1, as amended (File No. 333-255106)

Ladies and Gentlemen:

We hereby join the Company in requesting withdrawal of our previous request for acceleration of the above-referenced Registration Statement, which was dated July 22, 2021. The undersigned hereby confirm that we are aware of our responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they related to the proposed public offering of Units of the Company specified in the above-referenced Registration Statement.

(Signature page follows)

Very truly yours,

CHARDAN CAPITAL MARKETS, LLC
As representatives of the several underwriters

By:	CHARDAN CAPITAL MARKETS, LLC

By:	/s/ George Kaufman

Name:	George Kaufman

Title:	Managing Director